UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 25, 2022

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

Florida	38-4088423
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Chief Executive Officer

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-206-6577

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Please send copies of all correspondence to:

Pino Nicholson PLLC

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-206-6577

Email: ljp@PinoNicholsonLaw.com

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Item 3: Material Modification to Rights of Securityholders

The Company here discloses that it is revising the Preferred Return terms as presently listed in the Offering Circular dated March 9th, 2020 from an expected eight (8%) percent annually, paid quarterly, to a range of between four (4%) percent and eight (8%) percent annually, paid quarterly, upon consent of the Board of Directors. The Preferred Return shall be non-accruing and non-compounding.

Specifically, the language in the section titled “Notes to Financial Statements,” under “Note 3 – Merger and Preferred Stock Interest,” which presently states:

“Each holder of Fund Preferred Shares was eligible to receive a Preferred Dividend (“Fund Preferred Dividend”) that was expected to, with respect to the Fund Preferred Share’s par value (cumulative and not compounded) equal to eight (8.0%) percent per annum, paid quarterly,”

is hereby amended to read as follows:

“Each holder of Fund Preferred Shares is eligible to receive a Preferred Dividend (“Fund Preferred Dividend”) that is expected to, with respect to the Fund Preferred Share’s par value (cumulative and not compounded), equal to between four (4.0%) percent and (8.0%) percent per annum, paid quarterly, upon consent of the Board of Directors.”

Additionally, the language in the section titled “The Offering”, under “Dividend Rights,” on page 37, which presently states:

“Any unpaid Preferred Dividends will accrue monthly at a non-compounded rate based on an 8.0% cumulative, annual return on par value, in whole or in part, if and when a distribution or dividend is declared by the Board of Directors, acting in its sole discretion based on the best interests of the Company,”

shall be discarded and revised to state as follows:

“The Preferred Return shall only be paid if the Board of Directors, after reviewing the Company’s working capital needs, believes it is in the Company’s best interest to do so, and shall be between 4-8% annually, to be paid out quarterly, and made in the sole discretion of the Board of Directors.”

All references to the eight (8%) percent Preferred Return throughout the Offering Circular are hereby amended and revised to a range of between four (4%) percent and eight (8%) percent. All references to an accrual for the Preferred Return are hereby null and void. The Preferred Return shall not accrue.

The Special Dividend of fifty (50%) percent participation in the net proceeds generated by the Company from the disposition of Company Properties remains unchanged.

Item 7. Departure of Certain Officers.

Despite the fact that the Company, as a Regulation A Issuer, is exempt from providing updates under Item 7, as stated under the SEC’s Form 1-U, which states, “[t]he disclosure requirements of this item do not apply to an issuer that is a wholly-owned subsidiary of an issuer with a class of securities registered under Section 12 of the Exchange Act (15 U.S.C. 78l), or that is required to file reports under Section 15(d) of the Exchange Act (15 U.S.C. 78o(d)) or under Regulation A,” in deference to Investors, the Company voluntarily discloses that Ian Schembri, the Comptroller for Tuscan Gardens Management Corporation, shall take on the position of Chief Financial Officer of the Company and William (“Bill”) N. Johnston shall remain the Chief Investment Officer of the Company.

Item 9. Other Events.

Disclosure of Intent to Purchase Company Bonds at Less than Face Value

Given recent developments in the capital markets, as well as in the overall economy, the Board of Directors has discovered an opportunity to reduce the Company’s debt, while simultaneously improving the Company’s working capital reserves as a result. The Company hereby references by incorporation the following statement from page 36 of the Offering Circular of its obligation to “(iii) establish working capital reserves for the Company to fund operating and other expenses of the Company.”

Specifically, the Company has the opportunity to purchase a portion of the Company’s outstanding senior bonds at a discount to their initial face-value, as of the writing of this Amendment. The Board of Directors discloses here that it may purchase those bonds in a manner consistent with all applicable rules and regulations and further discloses it may use those proceeds for the benefit of the Company, and in accordance with the Company’s Offering Circular.

In particular, the Offering Circular, as presently written, does not prevent the use of Company funds to reacquire bonds, but out of an abundance of caution, the Company specifically discloses here that it may purchase those bonds for less than face-value, and to use such proceeds for the purposes outlined in the Offering Circular — namely for the benefit of the Company and its Investors, and in direct adherence to the Company’s “Use of Proceeds” section, referenced by incorporation here as page 36 of the Offering Circular.

Disclosure of Acquisition Strategy through the Purchase of Bonds

The Board of Directors of the Company has outlined its intent, and references page 36 of the Offering Circular by incorporation here, which sustains its continued intent for the “acquisition of Company Properties, [and to] pay expenses related to the acquisition of such investments.” These investments may take the form of any interests in other Senior Living Communities, whether equity, debt, or another arrangement. The Board of Directors believes it prudent to notify investors that an acquisition may be effectuated through the purchase of bonds in other Senior Living Communities targeted for acquisition.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

By:	/s/ LAURENCE J. PINO, ESQ.
Laurence J. Pino, Esq.
Chief Executive Officer

Date: October 25, 2022